# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Texas Community Bancshares, Inc., CIK 0001849466
CUSIP: 88231Q108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 215 West Broad Street, Mineola, Texas (TX), 75773
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000943374-25-000085
Filed by CIK 0002053856

## Reporting persons
- Broadstreet Bank, SSB Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 188,381; shared voting power 59,765; sole dispositive power 248,146; shared dispositive power 0; aggregate amount beneficially owned 248,146 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Texas Community Bancshares, Inc.
Address of issuer's principal executive offices: 215 West Broad Street, Mineola, Texas, 75773

## Item 2. Person Filing
Name of person filing:
Broadstreet Bank, SSB Employee Stock Ownership Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 248,146
Percent of class: 8.6
Sole power to vote or to direct the vote: 188,381
Shared power to vote or to direct the vote: 59,765
Sole power to dispose or to direct the disposition: 248,146
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Broadstreet Bank, SSB Employee Stock Ownership Plan Trust: /s/ Gerald Lau, SVP, Gerald Lau, SVP, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (02/10/2026)